SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/7/14


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
526

8. SHARED VOTING POWER
322

9. SOLE DISPOSITIVE POWER
526
_______________________________________________________

10. SHARED DISPOSITIVE POWER
322


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
848 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

51.96%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
526

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
526
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
526

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

32.32%

14. TYPE OF REPORTING PERSON

IC

___________________________________________________________
1. NAME OF REPORTING PERSON
Opportunity Partners LP

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
185

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
185
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
185

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.34%

14. TYPE OF REPORTING PERSON

IC
___________________________________________________________
1. NAME OF REPORTING PERSON
Full Value Partners LP

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
170
8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
170
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
170

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.42%

14. TYPE OF REPORTING PERSON

IC
___________________________________________________________
1. NAME OF REPORTING PERSON
Steady Gain Partners LP

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
108
8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
108
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
108

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.62%

14. TYPE OF REPORTING PERSON

IC
___________________________________________________________
1. NAME OF REPORTING PERSON
Special Opportunities Fund, Inc

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
143
8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
143
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
143

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.76%

14. TYPE OF REPORTING PERSON

IC
__________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
526

8. SHARED VOTING POWER
322

9. SOLE DISPOSITIVE POWER
526
_______________________________________________________

10. SHARED DISPOSITIVE POWER
322


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
848 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

51.96%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
526

8. SHARED VOTING POWER
322

9. SOLE DISPOSITIVE POWER
526
_______________________________________________________

10. SHARED DISPOSITIVE POWER
322


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
848 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

51.96%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
526

8. SHARED VOTING POWER
322

9. SOLE DISPOSITIVE POWER
526
_______________________________________________________

10. SHARED DISPOSITIVE POWER
322


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
848 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

51.96%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the multiple series of Auction Rate Preferred Securities of Alliance New York Municipal Income Fund ("AYN" or the "Issuer") which are treated herein as one class of Securities.

The principal executive offices of AYN are located at

1345 Avenue of the Americas
New York, NY 10105


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC,(a Delaware Limited Liability Company),Bulldog Investors Group of Funds, Opportunity Partners, LP (an Ohio Limited Partnership), Full Value Partners, LP
(a Delaware Limited Partnership), Steady Gain Partners, LP(a Delaware
Limited Partnership), Special Opportunities Fund, Inc.(a Maryland corporation), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of Special Opportunites Fund, Inc. is 615 East Michigan Street, Milwaukee, WI 53202. the business address of Steady Gain Partners, LP is 10 Wenwood Drive, Brookville, NY 11545. The business address of all other reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors,LLC. Special Opportinities Fund, Inc. is a registered Investment company. Each of Opportunity Partners, LP, Full Value Partners, LP, and Steady Gain Partners, LP is a private investment fund.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons intend to communicate with management about options for alternative financing to replace the preferred stock.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on July 2,2014, there were 1,632 shares of multiple series of Auction Rate Preferred outstanding as of April 30, 2014. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of November 17, 2014, Bulldog Investors, LLC is deemed to be the beneficial owner of 848 shares of AYN (representing 51.96% of AYN's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 848 shares of AYN include 526 shares (representing 32.23% of AYN's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. Opportunity Partners, LP and Full Value Partners, LP (each a member of Bulldog Investors Group of Funds) owns 185 shares (representing 11.34% of outstanding shares) and 170 shares(representing 10.42% of outstanding shares), respectively. All other shares included in the aforementioned 848 shares of AYN beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 322 shares (representing 19.73% of AYN's outstanding shares). Of these 322 shares, 108 shares(representing 6.62% of outstanding shares) are held by Steady Gain Partners, LP and 143 shares(representing 8.76% of outstanding shares) are held by Special Opportunities Fund, Inc.

(b) Bulldog Investors, LLC has sole power to dispose of and vote 526 shares. Bulldog Investors, LLC has shared power to dispose of and vote 322 shares. Certain of Bulldog Investors, LLC's clients (Two of whom beneficially own more than 5% of AYN's shares, as indicated in Item 5(a)) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of AYN were purchased:

Date:		        Shares:		Price:
11/07/14		848		20,937.50


d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibit 1


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/17/2014

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Steady Gain Partners, LP
By: /s/ Barry Swidler
Barry Swidler, Member of the General Partner

Opportunity Partners, LP
By: /s/ Andrew Dakos
Andrew Dakos, Member of the General Partner

Full Value Partners, LP
By: /s/ Andrew Dakos
Andrew Dakos, Member of the General Partner

Special Opportunites Fund, Inc.
By: /s/ Andrew Dakos
Andrew Dakos, President

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Agreement to Make Joint Filing

	Agreement made as of the 17 day of November, 2014, by and among Bulldog Investors, LLC,Steady Gain Partners, LP, Opportunity Partners, LP, Full Value Partners, LP, Special Opportunities Fund, Inc., Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Alliance New York Municipal Income Fund, Inc. (AYN), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of AYN;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member


Steady Gain Partners, LP
By: /s/ Barry Swidler
Barry Swidler, Member of the General Partner

Opportunity Partners, LP
By: /s/ Andrew Dakos
Andrew Dakos, Member of the General Partner

Full Value Partners, LP
By: /s/ Andrew Dakos
Andrew Dakos, Member of the General Partner

Special Opportunites Fund, Inc.
By: /s/ Andrew Dakos
Andrew Dakos, President